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Exhibit 99.1

Alliance Atlantis Reports Second Quarter Results*

EBITDA growth reflects continued strength of Broadcasting business and the CSI franchise

  •
  Consolidated Revenue of $253.2 million, increased by 5% compared to prior year's period
  •
  Consolidated EBITDA** of $49.6 million increased by 5% compared to prior year's period
  •
  Net Earnings increased $15.3 million to $26.0 million in the quarter
  •
  943,067 shares repurchased during Q2, using $31.1 million of free cash flow **

Toronto, ON (August 11, 2006) — Alliance Atlantis Communications Inc. (the "Company") reported revenue and earnings growth for the second quarter ended June 30, 2006, driven by the continued strength of the Broadcasting business and strong sales for the CSI franchise.

"We are exceptionally pleased with the performance of the CSI franchise, which continues to enjoy ratings successes in the U.S. and international markets," said Phyllis Yaffe, Chief Executive Officer of Alliance Atlantis. "Subsequent to the end of the quarter, we announced the sale of certain international second window rights for a total value of US$250 million. These sales demonstrate the strong interest in the re-licensing of CSI around the world."

"Our Broadcasting business recorded strong gains in subscriber revenue, and for the third successive quarter, our digital channels made a positive contribution to EBITDA," Yaffe added. "Additionally, total advertising revenue increased by 3% compared to last year's period. Given the overall context of advertising sales in the specialty market in the quarter, we are satisfied with the growth recorded. The specialty ad market was affected by an unusually heavy season for sports this winter/spring resulting in ad dollars temporarily being shifted towards sports programming."

*  This report to shareholders contains forward-looking statements and should be read in conjunction with the note on forward looking statements contained at the conclusion of this report to shareholders.

"During the quarter we repurchased and cancelled just under one million of our Class B Non-Voting shares at a total cost of $31.1 million," said David Lazzarato, Executive Vice President and Chief Financial Officer. "Since announcing our share buyback during the fourth quarter of 2005, we have used approximately $72.5 million of free cash flow to repurchase approximately 2.1 million shares, representing 5% of the shares then outstanding."

Second Quarter Financial Results

Revenue

Broadcasting revenue of $76.8 million represented an increase of 6% over the prior year's quarter. Total advertising revenue increased by 3% compared to last year's period. The growth levels reflect several unique sports programming events during the first half of the year, which attracted a significant volume of ad spending. Total subscriber revenue grew 11% over the prior year's period reflecting strong growth in paid subscribers.

In the Entertainment segment, CSI revenue of $84.7 million was up 28% from $66.2 million in the prior year's quarter. The increase was primarily due to strength of U.S and international sales partially offset by a stronger Canadian dollar during the quarter. The negative impact of foreign exchange changes on CSI revenue in the quarter was $8.6 million. The foreign exchange rate for the second quarter of 2006 was $1.14 compared to $1.24 in the prior year's quarter. The foreign exchange rate had a positive impact on the amount of U.S. dollar denominated debt outstanding, as discussed below.

The Other Entertainment segment, which primarily represents sales made from the Company's historical library of program rights, recorded $9.4 million of revenue during the quarter compared to $12.8 million in the prior year's period. The decrease is primarily due to the timing of sales.

Motion Picture Distribution revenue of $82.3 million was down 7% from $88.4 million in the prior year's period due to a more modest slate of theatrical and DVD releases, partially offset by strong television sales.

EBITDA

During the second quarter, Broadcasting EBITDA of $26.6 million increased 7% compared to the prior year's quarter. This represented an EBITDA margin of 35% compared to a margin of 34% in the same period last year. The increases are primarily due to higher revenue and a positive contribution from our digital channels which generated a negative EBITDA contribution in the prior year's quarter. These increases were partially offset by higher programming and marketing costs.

During the second quarter, Entertainment EBITDA of $24.2 million represented an increase of 11% over the prior year's period. The CSI franchise recorded direct profit of $35.2 million representing a direct profit margin of 42% during the quarter. This compares to direct profit of $22.8 million representing a direct profit margin of 34% in the prior year's period. Results in this year's quarter reflect the benefit from the recognition of the reimbursement of production costs which lowered the investment in film balance and amortization expense, offset in part by increased third party participation expenses. The negative impact of foreign exchange on CSI direct profit was $3.5 million during the quarter. The Other Entertainment segment recorded a direct loss of $4.7 million compared to a direct profit of $4.5 million in last year's quarter. This decrease is due to timing of sales, higher amortization and third party participation costs, as well as the impact of the strengthening of the Canadian dollar.

Motion Picture Distribution EBITDA during the quarter of $5.1 million compared to EBITDA of $10.3 million in the prior year's quarter. The decrease is a result of lower theatrical and DVD revenues as discussed above.

Corporate and Other expenses were $6.3 million during the quarter compared to $10.0 million in the prior year's period. The decrease is primarily due to lower professional fees as well as a retirement allowance incurred in the prior year.

Amortization

In the second quarter, amortization expense was $5.1 million compared to $3.0 million in the same period last year. This increase is due to impairment charges related to certain broadcast intangible assets totaling $1.0 million as well as a write-down of intangible assets of Motion Picture Distribution LP totaling $1.2 million.

Interest

Interest expense of $8.0 million was up from $5.4 million in the prior year's quarter. The increase in interest expense is primarily the result of higher borrowings under Motion Picture Distribution LP, a higher effective interest rate and interest incurred relating to certain provincial government tax audits. The Company's average cost of borrowing in the quarter was 6.8% compared to 4.8% in the prior year's quarter.

Provision for Income Taxes

Provision for Income Taxes during the quarter was $16.4 million compared to $16.5 million in the prior year's period. This represents an effective tax rate of 36.1% during the quarter compared to 53.9% in the prior year's period. The decrease is mainly the result of the mix of earnings between different tax jurisdictions. These benefits more than offset the increase in future income tax expense due to the recent changes in federal tax rates.

Non-controlling Interest

Non-controlling interest primarily represents the tax affected 49% interest of Movie Distribution Income Fund in the earnings of Motion Picture Distribution LP. During the second quarter, Non-controlling interest expense was $3.0 million compared to $3.4 million in last year's period. The decrease is primarily due to lower net income of Motion Picture Distribution LP.

Net Earnings

Net earnings for the quarter were $26.0 million compared to net earnings of $10.7 million for the prior year's period. The increase is due primarily to unrealized foreign exchange gains on the unhedged portion of the Company's long-term U.S. dollar denominated debt as the Canadian dollar strengthened relative to the U.S. dollar in the quarter. On a basic and diluted basis, net earnings per share were $0.61 and $0.60 respectively for the quarter, compared to basic and diluted net earnings per share of $0.25 and $0.24 respectively for the prior year's period.

Liquidity

Consolidated Free Cash Flow for the second quarter was an inflow of $20.4 million compared to an outflow of $56.2 million in the prior year's quarter. The prior year's quarter was impacted by working capital changes related to the Motion Picture Distribution business. Excluding the Motion Picture Distribution business, Free Cash Flow during the quarter was an inflow of $31.5 million during the quarter compared to an outflow of $13.5 million in the prior year's period.

Consolidated net debt was down $91.8 million to $364.3 million compared to $456.1 million one year ago. Net debt, excluding non-recourse net debt related to Motion Picture Distribution LP, was $275.9 million, representing a reduction of $127.5 million from the prior year's period. At June 30, 2006, net debt to EBITDA (excluding Motion Picture Distribution LP) was 1.8x. During the quarter, the foreign exchange rate had a positive impact of $15.6 million on the amount of U.S. dollar denominated debt outstanding.

Outlook

For Broadcasting, steady growth in subscriber revenue is expected to continue for the remainder of the year. Consistent with the traditional sales cycle, advertising revenue is expected to be relatively modest in the third quarter followed by strong sales in the fourth quarter. Margin percentage for the full year is expected to be similar to the prior year as higher margin percentage for our digital channels is offset by incremental investment in programming and online initiatives.

The CSI franchise is expected to continue to perform strongly as evidenced by the July 14, 2006 press release announcing the licensing of international second window rights.

Motion Picture Distribution LP released their financial results on August 9, 2006. For further information on Motion Picture Distribution LP, please refer to their press release or go to their website at www.moviedistributionincomefund.com.

Operating Highlights

Broadcasting

During the quarter, the Company had four digital networks ranked in the top 10, with Showcase Action, National Geographic Channel, and Showcase Diva ranking #1 through #3 respectively.(1)

Alliance Atlantis' analog channels also achieved strong audience results during the second quarter of 2006. Three of the Company's established analog channels ranked in the top 10 of all Canadian English language analog specialty networks.(2) HGTV Canada posted its highest average minute audience (AMA) for the Adult 25-54 demographic of any spring season in the network's history, a 15% increase when compared to the same period in the prior year.(3)

In the second quarter, Alliance Atlantis was the recipient of 31 awards, a record year, at the 2006 PROMAX & BDA Awards Ceremony that took place in New York from June 20 -22, 2006. In total, 10 of the Company's 13 channels came home with awards including 12 gold, 17 silver and two bronze.

In July, Alliance Atlantis unveiled programming from its fall/winter broadcast schedule across the Company's specialty channels. The programs include the exclusive Canadian broadcast of HBO's Deadwood on History Television and Showtime's Huff on Showcase, along with a lineup of original Canadian Productions.

On July 25th Showcase.ca streamed the final episode of the current season of the series Naked Josh. This initiative marked the first time the Company has streamed a full episode of its programming online.

Entertainment

During the second quarter of 2006, the CSI franchise continued to deliver exceptional results. CSI: Crime Scene Investigation — Season Six ended the 2005/06 broadcast season as the #1 drama on U.S. television averaging 25.2 million viewers per week.(4) CSI: Miami — Season Four ended the 2005/06 broadcast season as the #5 drama on U.S. television averaging 18.1 million viewers per week(5), was the #1 series on Monday nights on during the 2005/06 broadcast season(6) and is currently the #1 drama airing on U.S. television during Summer 2006(7). CSI: NY — Season Two ended the 2005/06 broadcast season on U.S. television as the #1 series within its timeslot and attracted 3% more viewers than it garnered during the 2004/05 broadcast season(8). During the current summer run, CSI: NY is currently ranked as the 4th most watched drama on U.S. television(9).

(1)
Source:    Nielsen Media Research: 04/03/06-06/25/06 Mo-Su 6a-6a Ad 25-54 Average Minute Audience
(2)
Source:    Nielsen Media Research: 04/03/06-06/25/06 Mo-Su 6a-6a Ad 25-54 Average Minute Audience
(3)
Source:    Nielsen Media Research, Mo-Su 6a-6a less paid programming October 1997-June 2006. Spring 2006= April 03, 2006-July 02, 2006. Spring 2005=April 04 2005-July 3, 2005.
(4)
Source:    National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/19/05 - 05/28/06)
(5)
Source:    National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/19/05 - 05/28/06)
(6)
Source:    National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/19/05 - 05/28/06)
(7)
Source:    National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 05/29/06- 07/30/06)
(8)
Source:    National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/19/05 - 05/28/06)
(9)
Source:    National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 05/29/06- 07/30/06)

About Alliance Atlantis Communications

Alliance Atlantis offers Canadians 13 well-branded specialty television channels boasting targeted, high-quality programming. The Company also co-produces and distributes the hit CSI franchise and indirectly holds a 51% limited partnership interest in Motion Picture Distribution LP, a leading distributor of motion pictures in Canada, with a presence in motion picture distribution in the United Kingdom and Spain. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A and AAC.B. The Company's Web site is www.allianceatlantis.com.

Forward-Looking Statements

This report to shareholders, in particular the "Outlook" section, contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements of the Company's expectations and intentions that contain words such as "anticipate", "believe", "plan", "estimate", "expect", "intend", "will", "should", "may", and other similar expressions. These forward-looking statements are based on certain assumptions and reflect the Company's current expectations. The reader should not place undue reliance on them. They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from the anticipated future results or expectations expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from those set forth in the forward-looking statements are: audience acceptance of our filmed entertainment; our ability to attract advertising revenue; changes to the regulatory environment; actions of our competitors; technological change that increases competition or facilitates the infringement of our intellectual property; cost of production financing; the loss of key personnel; our relationship with filmed entertainment content suppliers and changes in the general economy. In addition, the cessation of Victor Loewy's employment with Distribution LP, a subsidiary of the Company, gave rise to a right of termination in favour of the counterparty under one of Distribution LP's principal content supplier agreements; any such termination could have a material adverse effect on Distribution LP. Additional information about these and other factors are described in materials filed by the Company with the securities regulatory authorities in Canada and the United States from time to time, including the Company's Management's Discussion and Analysis for the year ended December 31, 2005 and the Material Change Report dated July 28, 2006. The Company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

This report to shareholders contains the unaudited interim consolidated financial statements for the three months ended June 30, 2006 and the three months ended June 30, 2005.

**  Non-GAAP financial measures

The Company uses EBITDA, direct profit (loss) and free cash flow to gain a better understanding of the results of the business. These non-GAAP financial measures are not recognized under Canadian or United States GAAP. These non-GAAP financial measures are provided to enhance the user's understanding of the Company's historical and current financial performance and its prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of the Company's core operating results and ongoing operations and provide a more consistent basis for comparison between years. The Company uses EBITDA, direct profit (loss) and free cash flow to measure operating performance. The Company has defined EBITDA, calculated using figures determined in accordance with Canadian GAAP, as earnings (loss) before under noted, which are earnings before amortization, interest, equity losses in affiliates, foreign exchange gains and losses, income taxes and non-controlling interest. Direct profit (loss) is defined as revenue less direct operating expenses, as defined in note 25 of the Company's consolidated financial statements included in the Company's December 2005 Corporate Report. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities.

Net debt is defined as the Company's revolving credit facility and term loans, net of cash and cash equivalents.

While many in the financial community consider EBITDA to be an important measure of operating performance, it should be considered in addition to, but not as a substitute for net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached unaudited interim consolidated financial statements. In addition, the Company's calculation of EBITDA may be different than the calculation used by other companies and therefore comparability may be affected. A reconciliation of these non-GAAP financial measures to the most directly comparable measures calculated in accordance with Canadian GAAP is presented in the Company's MD&A.

*** Alliance Atlantis holds a 51% limited partnership interest in Motion Picture Distribution LP (the "Partnership"), a motion picture distributor in Canada, the U.K. and Spain. The balance of the Partnership is owned by Movie Distribution Income Fund (TSX: FLM.UN).

CONTACTS:

Andrew Akman Vice President Corporate Development & Investor Relations Tel: (416) 966-7701 andrew.akman@allianceatlantis.com	Nicola McIsaac Manager Corporate & Public Affairs Tel: (416) 969-4405 nicola.mcisaac@allianceatlantis.com

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Alliance Atlantis Reports Second Quarter Results
EBITDA growth reflects continued strength of Broadcasting business and the CSI franchise